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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 1
                                       TO

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                            WANG LABORATORIES, INC.
                           (NAME OF SUBJECT COMPANY)

                            WANG LABORATORIES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

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                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                    (AND CERTAIN SECURITIES CONVERTIBLE INTO
                        OR EXERCISABLE FOR COMMON STOCK)
                         (TITLE OF CLASS OF SECURITIES)

                                  93369N 10 9
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                             ALBERT A. NOTINI, ESQ.
                            EXECUTIVE VICE PRESIDENT
                            WANG LABORATORIES, INC.
                                290 CONCORD ROAD
                         BILLERICA, MASSACHUSETTS 01821
                                 (978) 625-5000
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS ON
                   BEHALF OF THE PERSON(S) FILING STATEMENT)

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                                WITH A COPY TO:
                            DAVID T. BREWSTER, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               ONE BEACON STREET
                          BOSTON, MASSACHUSETTS 02108
                                 (617) 573-4800

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                             Wang Laboratories, Inc.
                        Amendment No. 1 to Schedule 14D-9


     This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Wang Laboratories, Inc., a Delaware corporation (the "Company") on May 10, 1999, relating to the tender offer (the "Offer") by Getronics Acquisition, Inc., a Delaware corporation, (the "Purchaser") disclosed in a Tender Offer Statement on Schedule 14D-1 dated May 10, 1999 (as amended, the "Schedule 14D-1"). The titles of the classes of equity securities to which this Statement and the Offer relate are (1) the Common Stock (including the associated rights), par value $0.01 per share (the "Common Stock"), of the Company, (2) the depositary shares (the "Depositary Shares"), in each case representing 1/20th of a share of Series B Cumulative Convertible Preferred Stock, par value $0.01 per share, of the Company (the "Series B Preferred Stock"); (3) the Series B Preferred Stock; (4) the warrants issued by the Company pursuant to the Common Stock Purchase Warrant Agreement dated as of October 29, 1993, between the Company and American Stock Transfer and Trust Company ("ASTTC"), as Warrant Agent (the "Common Stock Purchase Warrants"); (5) Series A Cumulative Convertible Preferred Stock, par value $0.01 per share, of the Company (the "Series A Preferred Stock"); and (6) the Warrant issued by the Company to Microsoft Corporation pursuant to the common stock purchase warrant dated February 27, 1998 (the "Special Common Stock Purchase Warrant" and together with the Common Stock, the Depositary Shares, the Series B Preferred Stock, the Common Stock Purchase Warrants and the Series A Preferred Stock, the "Offer Securities").

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     Item 6(a) is hereby amended to add at the end thereof the following:

          In connection with the Offer, the Company has allowed certain of its executive officers to pay the exercise prices of stock options owned by them with promissory notes (the "Notes" and, as to each officer, the "Note") in the amounts and for the number of options set forth below. Pursuant to the Note, each officer agrees (i) to tender into the Offer the shares of Common Stock acquired upon exercise by that officer of his or her stock options and (ii) to instruct the Purchaser to pay directly to the Company a portion of the purchase price payable to such officer in consideration of the shares tendered by such officer


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     equal to the amount of the Note. If the Offer is not consummated in accordance with its terms, the Company shall have recourse for payment to the Common Stock of the officer tendered into the Offer and any direct or indirect proceeds thereof.

OFFICER                NOTE AMOUNT      NO. OF SHARES
Tucci                  $18,122,359        897,500

Notini                  $3,776,787        191,650

Hogan                   $3,505,576        185,650

Van Viniren             $4,144,463        275,450

Buckingham                $923,293         56,800

Brauneis                  $126,182          5,750

Goulden                 $3,664,923        184,250

Flynn                     $849,657         38,050

Ofman                   $3,445,372        150,000

     Item 6(b) is hereby amended to add at the end thereof the following:

          (b) Intent to Tender

          Microsoft Corporation has advised the Company that it has tendered into the Offer the Series A Preferred Stock and the Special Common Stock Warrant owned by it. In addition, as set forth in Item 8 below, the Company and Ing. C. Olivetti & C. S.p.A. ("Olivetti") have instructed ASTTC to tender into the Offer the 7,250,000 shares of Common Stock owned by Olivetti.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

          Item 8 is hereby amended to add at the end thereof the following:

          (j) Mutual Notice of Instruction.

          On June 4, 1999, the Company and Olivetti, by Mutual Notice of Instruction (the "Notice of Instruction"), instructed ASTTC to tender into the Offer the 7,250,000 shares of Common Stock acquired by Olivetti in connection with the Company's purchase of Olivetti's systems and solutions business pursuant to the Stock Purchase Agreement dated as of February 28, 1998 (as amended by Amendment No. 1 dated March 17, 1998 and Amendment No. 2 dated March 30, 1999 the "Stock Purchase Agreement") by and among the Company and Olivetti and certain of their affiliates, and held by ASTTC in escrow to secure Olivetti's indemnification obligations under the Stock Purchase Agreement pursuant to the Stock Escrow Agreement dated as of


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     March 17, 1998 (the "Stock Escrow Agreement") by and among the Company,
     Olivetti and ASTTC, as stock escrow agent. The Notice of Instruction further instructs ASTTC upon receipt of payment from the Purchaser (or its agent) for such shares so tendered, to distribute (i) to the Company $54,333,888 to settle certain matters pursuant to the Letter Agreement set forth below, (ii) to a new cash escrow agent $87,222,222 to continue to secure Olivetti's indemnification obligations under the Stock Purchase Agreement pursuant to a new cash escrow agreement and (iii) to Olivetti the balance of such payment as a partial release of the escrow. If all or any portion of such shares so tendered are returned to ASTTC, the Notice of Instruction instructs ASTTC to return such shares to escrow, and the Stock Escrow Agreement shall remain in effect.

          (k) Olivetti Letter Agreement.

          On May 20, 1999, Olivetti and the Company, by letter agreement (the "Letter Agreement"), resolved certain pending matters between them related to the Stock Purchase Agreement. The Company and Olivetti agreed that Olivetti will pay to the Company $54,333,888 to terminate the rights and obligations of the Company and Olivetti and certain of their affiliates under certain indemnification and purchase price provisions of the Stock Purchase Agreement and agreements related to the Stock Purchase Agreement. If the Offer is consummated in accordance with its terms, the Company will be paid the $54,333,888 pursuant to the Notice of Instruction, as set forth above. If the Offer is not consummated in accordance with its terms, Olivetti will pay the $54,333,888 to the Company directly.

          The Letter Agreement also provides that if the Offer is consummated in accordance with its terms, amounts payable by the Company to Olivetti pursuant to the Ancillary Consideration Agreement dated as of March 17, 1998 by and between the Company and Olivetti (the "Ancillary Consideration Agreement") and the stock appreciation rights issued by the Company to Olivetti on March 17, 1998 (the "SAR") will be paid in cash. Accordingly, if the Offer is consummated in accordance with its terms, the Company will pay to Olivetti (i) $43,875,000, plus any accrued and unpaid Periodic Payment (as such term is defined in the Ancillary Consideration Agreement), which together shall be payment in full

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     of, and shall fully discharge, all of the Company's obligations to Olivetti pursuant to the Ancillary Consideration Agreement and (ii) $18,360,000, which shall be full payment of, and shall fully discharge, all of the Company's obligations to Olivetti pursuant to the SAR. In addition, if the Offer is consummated in accordance with its terms, the Stockholders Agreement dated as of March 17, 1998 by and between the Company and Olivetti will terminate and have no further force or effect.



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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            WANG LABORATORIES, INC.

                                            By: /s/ Albert A. Notini
                                               ---------------------------------
                                                Name: Albert A. Notini
                                                Title: Executive Vice President

Dated: June 7, 1999